UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FIXED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Clipper Realty Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18885T306
(CUSIP Number)

Todd E. Lenson
Jordan M. Rosenbaum Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas New York, NY 10036 (212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 18885T306	13D	Page 2 of 6

(1)	Name of reporting person David Bistricer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,984,370 (1)
	(8)	Shared voting power 318,262 (2)
	(9)	Sole dispositive power 4,984,370 (1)
	(10)	Shared dispositive power 318,262 (2)
(11)	Aggregate amount beneficially owned by each reporting person 5,302,632 shares (3) (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.7% (4) (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)

Represents (a) 4,278,058 Class B LLC units (the “Class B Units”), which are units of certain limited liability companies that are indirect subsidiaries of Clipper Realty Inc. (the “Issuer”) and are each exchangeable with an equal number of shares of special voting stock of the Issuer for an amount of cash equal to the fair market value of a share of Common Stock or, at the election of the Issuer, one share of Common Stock, par value $0.01 per share (“Common Stock”); (b) 250,713 long term incentive plan units (“LTIP Units”) that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, a class of units of Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of Clipper Realty Inc. (the “Issuer”) that are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock; (c) 348,933 shares of Common Stock held by the Moric Bistricer 2016 Family Trust; and (d) 106,666 shares of Common Stock beneficially held by the Reporting Person through the Morgan Capital Retirement Trust.

(2)	Represents 318,262 shares of Common Stock held by the Moric Bistricer 2012 Family Trust.

(3)	See Footnotes (1) and (2) above.

(4)

This calculation is based on 17,814,672 shares of Common Stock outstanding as of May 11, 2020, as reported in the Quarterly Report on Form 10-Q (the “Form 10-Q”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 11, 2020, plus the number of LTIP Units that are vested or scheduled to vest within 60 days of the filing of this Schedule 13D and Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 3 of 6

Item 2. Identity and Background

The first paragraph of Item 2 is hereby amended by replacing it in its entirety with the following:

The person filing this statement is David Bistricer in his individual capacity and as co-trustee of the Moric Bistricer 2012 Family Trust, sole trustee of the Moric Bistricer 2016 Family Trust, and sole trustee of the Morgan Capital Retirement Trust. Mr. Bistricer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

In connection with a private offering prior to the Issuer’s initial public offering, Mr. Bistricer was granted 133,333 LTIP Units with an initial value of $1,350,000, all of which have vested.

In March 2016, Mr. Bistricer was granted 51,852 LTIP Units with an initial value of $700,002 as compensation for 2015, all of which have vested.

In April 2017, Mr. Bistricer was granted 18,519 LTIP Units with an initial value of $202,968 as compensation for 2016, all of which have vested.

In March 2018, Mr. Bistricer was granted 27,778 LTIP Units with an initial value of $250,002 as compensation for 2017, all of which have vested.

In March 2019, Mr. Bistricer was granted 19,231 LTIP Units with an initial value of $256,734 as compensation for 2018, all of which have vested. Mr. Bistricer was also granted 26,923 LTIP Units with an initial value of $359,422 as a long-term equity incentive award, which will vest on January 1, 2022.

On December 12, 2019, the Moric Bistricer 2016 Family Trust purchased 5,600 shares of Common Stock in an open market transaction at a price of $9.8784 per share.

On December 17, 2019, the Moric Bistricer 2016 Family Trust purchased 10,000 shares of Common Stock in open market transactions for a weighted average price of $9.9673 per share, with a range of prices between $9.945 and $10.00 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

In April 2020, Mr. Bistricer was granted 52,632 LTIP Units with an initial value of $250,002 as compensation for 2019, which will vest on January 1, 2021. Mr. Bistricer was also granted 90,000 LTIP Units with an initial value of $427,500 as a long-term equity incentive award, which will vest on January 1, 2023. Subject to the approval of the Issuer’s stockholders, Mr. Bistricer will receive an additional 22,500 LTIP Units with an initial value of $106,875 which will vest on January 1, 2023.

On May 14, 2020, the Morgan Capital Retirement Trust purchased 106,666 shares of Common Stock in open market transactions for a weighted average price of $5.7328 per share, with a range of prices between $5.60 and $5.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

CUSIP No. 18885T306	13D	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)

Subject to the following paragraph, David Bistricer beneficially owns, in the aggregate, 5,302,632 shares of Common Stock (which includes 4,278,058 Class B Units, and 250,713 LTIP Units that have vested or will vest within 60 days of the date of this Schedule 13D, held by David Bistricer in his individual capacity), representing approximately 23.7% of the Issuer’s outstanding Common Stock (which assumes exchange of only David Bistricer’s Class B Units and LTIP Units, which have vested or will vest within 60 of the date of this Schedule 13D, into shares of Common Stock and assuming 17,814,672 shares of Common Stock outstanding as of May 11, 2020).

Under the rules issued by the SEC regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of an option, warrant or right at or within 60 days. Mr. Bistricer has opted to include in this report his beneficial ownership of Class B Units and LTIP Units that have vested or will vest within 60 days of the date of this Schedule 13D, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 of the Securities and Exchange Act, as amended (the “Act”), because, pursuant to the relevant LLC agreements in the case of Class B Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.

Pursuant to Rule 13d-3(c) of the Act, all Common Stock beneficially held by David Bistricer, regardless of the form in which beneficial ownership takes, have been aggregated in calculating the number of shares beneficially owned by him for purposes of this statement.

CUSIP No. 18885T306	13D	Page 5 of 6

(b)

Subject to the second paragraph of Item 5(a) above, David Bistricer, in his individual capacity, has sole voting power and sole dispositive power with regard to 4,528,771 shares of Common Stock (currently in the form of Class B Units and LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D) and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

David Bistricer, as co-trustee of the Moric Bistricer 2012 Family Trust, has sole voting power and sole dispositive power with regard to zero shares of Common Stock and shared voting power and shared dispositive power with regard to 318,262 shares of Common Stock.

David Bistricer, as sole trustee of the Moric Bistricer 2016 Family Trust, has sole voting power and sole dispositive power with regard to 348,933 shares of Common Stock and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

David Bistricer, as sole trustee of the Morgan Capital Retirement Trust, has sole voting power and sole dispositive power with regard to 106,666 shares of Common Stock and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

(c) During the past 60 days the Reporting Persons made the below listed open-market purchases:

Record Holder	Reporting Person	Date	Amount Purchased	Price
Morgan Capital Retirement Trust	David Bistricer	May 14, 2020	106,666	$5.7328 (1)

(1)

Represents weighted average price; the range of prices was between $5.60 and $5.80 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by replacing it in its entirety with the following:

None

CUSIP No. 18885T306	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020

DAVID BISTRICER

By:	/s/ David Bistricer
David Bistricer